
Better ways to manage waste

August 7, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

SUPPL

Re: **Newalta Income Fund (the "Fund")**
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1.   Press Release dated August 3, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/VZ
Encl.

NEWALTA CORPORATION   TEL   403.266.6556
1200, 333 – 11 Avenue S.W.   FAX   403.262.7348
Calgary, AB T2R 1L9   WEB www.newalta.com

8/05/SEC Letter - Week of July 30, 2007



NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta To Hold Second Quarter 2007 Conference Call

CALGARY, Alberta, Canada, August 3, 2007 – Newalta Income Fund ("Newalta") will issue results for the second quarter 2007 by press release on Wednesday, August 8, 2007 after the market closes and will hold its quarterly conference call on Thursday, August 9, 2007 at 4:00 p.m. (ET).

Newalta's management will review financial results for the second quarter of 2007. The call will be hosted by Al Cadotte, President and CEO and Ron Sifton, Executive Vice President and CFO.

To participate in the teleconference, please call 416-644-3423 or 1-800-733-7560. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Thursday, August 16, 2007, by dialing 1-877-289-8525 and using the passcode 21243054.

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
(403) 806-7019
www.newalta.com

